UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On March 22, 2007, the Company issued a press release announcing financial results for the third quarter of fiscal 2007, ended January 31, 2007. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: March 23, 2007
	By:	/s/ KEI W. CHUA
	Name:	Kei W. Chua
	Title:	Acting Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated March 22, 2007, announcing financial results for the third quarter of fiscal 2007, ended January 31, 2007.

Exhibit 99.1

ASAT Holdings Limited Reports Third Quarter

Fiscal Year 2007 Financial Results

HONG KONG and MILPITAS, Calif., – March 22, 2007 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the third quarter of fiscal 2007, ended January 31, 2007.

Net revenue in the third quarter was $41.5 million, compared with net revenue of $41.0 million in the previous quarter. Net loss was $7.6 million, or a net loss of $0.18 per American Depository Share (ADS). Third quarter net loss includes charges of approximately $405,000 for relocation and facilities expenses and $763,000 in reorganization costs for the completion of the move of the Company’s manufacturing operations to China.

Third quarter net loss compares with a net loss of $8.3 million in the second quarter, or a loss of $0.20 per ADS. Second quarter net loss included charges of approximately $1.0 million for relocation and facilities expenses and $607,000 in reorganization charges related to the relocation to China.

“While we are disappointed with the lower than forecasted revenue growth, we are working aggressively with our customers to increase utilization in our new facility,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “In addition, our emphasis on expanding customer attraction and retention programs is translating into an increase in our qualifications and design-ins, which should drive our longer-term growth.”

“Total available liquidity at the end of January increased to $20.7 million, compared with $18.3 million last quarter, and includes $11.1 million in cash and cash equivalents, $3.3 million of restricted cash, and $6.3 million in undrawn loan facilities. Ongoing improvement in our receivables and inventories, and a lower net loss were the key factors behind the improvement,” said Kei Chua, acting chief financial officer of ASAT Holdings Limited. “We continue to execute on the initiatives to enhance our financial performance, including implementing operating efficiencies, accelerating cost reductions, and improving our working capital requirements. We are seeing significant improvement in several areas, including a 26 percent reduction in our combined SG&A and R&D costs over the January 2006 quarter.”

Additional Third Quarter Results

•	Net revenue for assembly was $40.1 million

•	Net revenue for test was $1.4 million

•	Capital expenditures were $3.4 million

ASAT Holdings Limited Reports Third Quarter Fiscal Year 2007 Financial Results

•	Cash and cash equivalents at the end of the quarter were $11.1 million

Fourth Quarter Fiscal 2007 Outlook

“While our long-term outlook remains positive, we clearly face an uncertain market environment due in part to seasonal trends impacting many of our key customers,” said Mr. Li. “Our customer’s current expectations are that their sales will grow in calendar 2007. However, it now appears this sales growth will materialize in the second half of the year. Given these current conditions, we forecast that for our fiscal fourth quarter, ending April 30, revenue will be down by approximately 8 percent to 15 percent sequentially.”

Future Financing

The Company is in the process of seeking additional financing to facilitate its required working capital needs. While ASAT believes receipt of financing is likely, there can be no assurance that it will be obtained, and if such financing is not obtained for any reason there may be questions regarding the Company’s ability to continue as a going concern.

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call today to discuss the financial results and other financial matters at 8:30 am ET/5:30 am PT. To access the call, dial (973) 582-2794. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until March 29, 2007. To access the replay, dial (973) 341-3080. The passcode is 8564362.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position in our fiscal quarter, our manufacturing capacity and cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors

2

ASAT Holdings Limited Reports Third Quarter Fiscal Year 2007 Financial Results

are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing or the additional financing as described may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, continued operational efficiencies, customer retention, growth and expectations, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s quarterly report on Form 6-K. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 10, 2006 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

3

ASAT Holdings Limited Reports Third Quarter Fiscal Year 2007 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
	Jan. 31, 2007	Oct. 31, 2006
Market Segment	% of Net Revenues	% of Net Revenues
	(Unaudited)
Communications	62	61
Automotive/Industrial & Other	22	29
Consumer	9	6
PC/Computing	7	4

Revenue Breakdown by Region

	Three Months Ended
	Jan. 31, 2007	Oct. 31, 2006
Region	% of Net Revenues	% of Net Revenues
	(Unaudited)
United States	84	80
Europe	5	9
Asia	11	11

Revenue Breakdown by Customer Type

	Three Months Ended
	Jan. 31, 2007	Oct. 31, 2006
Customer Type	% of Net Revenues	% of Net Revenues
	(Unaudited)
Fabless	81	84
IDM	19	16

Summary financial data follows

4

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except per share data)

For the Three Months ended January 31, 2007, October 31, 2006 and January 31, 2006, and

for the Nine Months ended January 31, 2007 and 2006

	Three Months Ended			Nine Months Ended
	January 31, 2007 (Unaudited)	October 31, 2006 (Unaudited)	January 31, 2006 (Unaudited)	January 31, 2007 (Unaudited)	January 31, 2006 (Unaudited)
Net Sales	41,546	40,989	48,243	128,868	132,790

Cost of sales (Note A)	37,674	37,103	43,622	116,528	123,281

Gross profit	3,872	3,886	4,621	12,340	9,509

Operating expenses:
Selling, general and administrative	5,584	5,311	7,286	16,271	20,870
Research and development	507	632	919	1,743	3,211
Reorganization expenses (Note B)	763	607	656	1,791	1,975
Facilities and relocation charges	405	999	—	2,958	—

Total operating expenses	7,259	7,549	8,861	22,763	26,056

Loss from operations	(3,387)	(3,663)	(4,240)	(10,423)	(16,547)
Other income, net	564	245	2,423	1,040	3,002
Interest expense:
- amortization of deferred charges	(826)	(997)	(529)	(2,847)	(1,033)
- third parties	(3,997)	(3,913)	(3,540)	(11,824)	(10,737)

Loss before income taxes	(7,646)	(8,328)	(5,886)	(24,054)	(25,315)
Income tax expense	—	—	19	—	9

Net loss	(7,646)	(8,328)	(5,867)	(24,054)	(25,306)
Other comprehensive loss:
Foreign currency translation	8	4	14	17	(6)

Comprehensive loss	(7,638)	(8,324)	(5,853)	(24,037)	(25,312)
Net loss applicable to common shareholders:
Net loss	(7,646)	(8,328)	(5,867)	(24,054)	(25,306)
Preferred shares:
Cumulative preferred share dividends	(502)	(502)	(487)	(1,493)	(487)
Accretion of preferred shares	(319)	(299)	(242)	(893)	(242)

Net loss applicable to common shareholders:	(8,467)	(9,129)	(6,596)	(26,440)	(26,035)

Net loss per ADS (Note C):
Basic and diluted:
Net loss per ADS	$(0.18)	$(0.20)	$(0.15)	$(0.58)	$(0.58)

Basic and diluted weighted average number of ADS outstanding (Note C)	46,382,458	45,899,282	45,266,597	45,934,113	45,253,542

Net loss per ordinary share:
Basic and diluted:
Net loss per ordinary share	$(0.01)	$(0.01)	$(0.01)	$(0.04)	$(0.04)

Basic and diluted weighted average number of ordinary shares outstanding	695,736,872	688,489,240	678,998,960	689,011,691	678,803,130

Note A:	Includes $217, $38 and $112 inventory write-down in the three months ended January 31, 2007, October 31, 2006 and January 31, 2006, respectively. Includes $255 and $ 507 inventory write-down for the nine months ended January 31, 2007 and 2006, respectively.

Note B:	Includes charges of $763, $607 and $656 associated with headcount reductions, primarily related to the Company’s Hong Kong employees, in the three months ended January 31, 2007, October 31, 2006 and January 31, 2006, respectively.

Note C:	On December 8, 2006, the Company announced an intention to change the ADS ratio from 5 ordinary shares per 1 ADS to 15 ordinary shares per 1 ADS, representing the equivalent of a 1-for-3 reverse split. The new ADS ratio had taken effect at the close of business on December 22, 2006 and the new ADS ratio had been in place at beginning of the next business day on December 26, 2006. The basic and diluted loss per ADS has been prepared on the number of ADS after the reverse share split.

ASAT Holdings Limited

Consolidated Balance Sheet

(USD in thousands)

As of January 31, 2007, October 31, 2006 and January 31, 2006

	January 31, 2007 (Unaudited)	October 31, 2006 (Unaudited)	January 31, 2006 (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	11,072	8,742	18,998
Current portion of restricted cash	1,520	—	—
Accounts receivable, net	19,866	23,663	22,869
Inventories	15,271	18,361	22,433
Prepaid expenses and other current assets	4,824	4,119	8,433

Total current assets	52,553	54,885	72,733

Restricted cash	1,800	3,320	—
Property, plant & equipment, net	80,708	85,735	101,459
Deferred charges, net	5,622	5,968	7,623
Other non-current assets	5,057	5,007	2,214

Total assets	145,740	154,915	184,029

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term bank facilities	2,533	2,533	—
Accounts payable	24,279	29,977	33,542
Accrued liabilities and other payable	27,138	24,031	12,587
Amount due to QPL	2,754	2,191	5,293
Current portion of capital lease obligations	1,807	1,769	2,180

Total current liabilities	58,511	60,501	53,602

Accounts payable, net of current portion	—	—	3,663
Purchase money loan	7,736	7,256	5,985
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	1,216	1,639	2,810

Total liabilities	217,463	219,396	216,060

Series A Redeemable Convertible Preferred Shares	5,404	5,085	3,885

Shareholders’ deficit:
Common stock	7,031	7,010	6,862
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	246,325	246,269	246,681
Deferred stock-based compensation	—	—	(121)
Accumulated deficits	(330,206)	(322,560)	(289,027)
Accumulated other comprehensive loss	(206)	(214)	(240)

Total shareholders’ deficit	(77,127)	(69,566)	(35,916)

Total liabilities and shareholders’ deficit	145,740	154,915	184,029

ASAT Holdings Limited

Consolidated Statements of Cash Flows

(USD in thousands)

For the Three Months ended January 31, 2007, October 31, 2006 and January 31, 2006, and

for the Nine Months ended January 31, 2007 and 2006

	Three Months Ended			Nine Months Ended
	January 31, 2007 (Unaudited)	October 31, 2006 (Unaudited)	January 31, 2006 (Unaudited)	January 31, 2007 (Unaudited)	January 31, 2006 (Unaudited)
Operating activities:
Net loss	(7,646)	(8,328)	(5,867)	(24,054)	(25,306)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	5,793	5,912	6,839	17,620	20,343
Deferred charges and others	826	997	529	2,847	1,033
(Gain) Loss on disposal of property, plant and equipment	(4)	1	—	—	(1)
Amortization (Reversal) of stock-based compensation	178	223	(79)	719	(163)

Changes in operating assets and liabilities:
Accounts receivable, net	3,797	(916)	(842)	9,741	(5,189)
Inventories	3,090	3,618	(3,847)	7,965	(4,459)
Prepaid expenses and other current assets	(705)	3,354	2,033	3,260	(1,278)
Other non-current assets	(50)	(542)	(1,540)	(787)	732
Accounts payable	(3,100)	(3,826)	(31)	(6,033)	5,567
Accrued liabilities and other payable	3,107	(1,247)	(5,426)	3,440	(5,197)
Amount due to QPL	563	(1,532)	4,592	(3,072)	9,887

Net cash provided (used in) by operating activities	5,849	(2,286)	(3,639)	11,646	(4,031)

Investing activities:
Proceeds from disposal of property, plant and equipment	35	—	—	35	2
Acquisition of property, plant and equipment	(3,395)	(4,144)	(9,656)	(14,215)	(19,697)

Net cash used in investing activities	(3,360)	(4,144)	(9,656)	(14,180)	(19,695)

Financing activities:
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	—	—	—	7,500
Payment of financing costs	—	—	(106)	—	(1,667)
Repayment of short-term bank loan	—	—	—	—	(4,227)
Proceeds from draw down of new loan	—	2,533	9,150	2,533	9,150
Repayment of capital lease obligations	(385)	(755)	(391)	(1,567)	(804)
Proceeds from stock options exercised	218	—	15	218	61
Proceeds from right offering	—	—	—	490	—

Net cash (used in) provided by financing activities	(167)	1,778	8,668	1,674	10,013

Net increase (decrease) in cash and cash equivalents	2,322	(4,652)	(4,627)	(860)	(13,713)
Cash and cash equivalents at beginning of period	8,742	13,390	23,611	11,915	32,717
Effects of foreign exchange rates change	8	4	14	17	(6)

Cash and cash equivalents at end of period	11,072	8,742	18,998	11,072	18,998

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	47	7,030	7,018	7,197	14,146
Income taxes	—	—	15	—	639

Non-cash financing activity:
Waiver of payment to QPL in exchange of Series A Redeemable Convertible Preferred Shares	—	—	—	—	7,500